SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020

RYANAIR HOLDINGS PLC
(Translation of registrant’s name into English)

c/o Ryanair DAC
Dublin Office
Airside Business Park
Swords
County Dublin, K67 NY94
Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

 Yes   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ________

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN, NEW ZEALAND, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.  PLEASE SEE THE IMPORTANT NOTICES SECTION OF THIS ANNOUNCEMENT.
FURTHER, THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION. IN PARTICULAR, THESE MATERIALS ARE NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES.  SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.  THE COMPANY DOES NOT INTEND TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF ANY SECURITIES IN THE UNITED STATES.

September 3, 2020

Ryanair Holdings plc
(“Ryanair,” the “Company” or the “Group”)
Proposed Placing of New Ordinary Shares

Ryanair has announced its intention to conduct an equity raise, through a non-pre-emptive placing of new ordinary shares of €0.006 each in the capital of the Company (the “Placing Shares”) to institutional investors and certain others, to raise gross proceeds of approximately €400 million (the “Placing”).
Reasons for the Placing
So far, 2020 has proven to be the most challenging period in Ryanair’s 35-year history and an unprecedented difficult environment for the wider European airline sector. The Group believes that it has responded well and that the current environment is likely to result in long-term impacts for the sector which it expects will create opportunities for Ryanair to grow its network, and expand its fleet, to take advantage of lower airport and aircraft cost opportunities that are likely to arise. The Placing is expected to help better position the Group to move quickly to capitalise on such opportunities should they arise. Additionally, the Placing should significantly de-risk the Group’s debt repayments over the next 12 months. Subject to market conditions, the Group expects to access the bond markets in due course and the enhanced liquidity as a result of the Placing will likely optimise that issuance.
Director and Senior Management participation
Certain Directors and members of the Ryanair senior management team intend to participate in the Placing including the Group CEO, who intends to subscribe broadly pro rata to his current shareholding.

Details of the Placing
The final number of Placing Shares and the price at which such shares will be subscribed for will be determined at the close of the bookbuilding process, and the result will be announced as soon as practicable thereafter.
The Placing Shares, when issued, will be fully paid and will rank pari passu in all respects with each other and with the existing ordinary shares of €0.006 each in the capital of the Company (the “Ordinary Shares”), including, without limitation, the right to receive all dividends and other distributions declared, made or paid in respect of Ordinary Shares after the date of issue.
Applications will be made for admission of the Placing Shares to (a) a primary listing on the Official List of The Irish Stock Exchange plc, trading as Euronext Dublin (“Euronext Dublin”) and to trading on the Euronext Dublin Market operated by Euronext Dublin (together, the “Irish Admission”); and (b) the standard listing segment of the Official List of the Financial Conduct Authority of the United Kingdom (the “FCA”) and to trading on the London Stock Exchange plc’s (the “London Stock Exchange”) main market for listed securities (collectively with the Irish Admission, “Admission”).
It is expected that settlement of the Placing Shares will occur, Admission will become effective and that dealings will commence in the Placing Shares at 8.00 a.m. on September 8, 2020.   The Placing is conditional upon, amongst other things, Admission becoming effective and the related placing agreement becoming unconditional and not being terminated in accordance with its terms.
The Company has undertaken that it will not, without the prior written consent of the placing agent, which is not to be unreasonably withheld or delayed, enter into certain transactions involving or relating to the Ordinary Shares, subject to certain customary carve-outs agreed between the placing agent and the Company, for 100 days after the date of the launch announcement.
The Directors of the Company have determined that the Placing Shares may be subscribed for by both EU nationals and non-EU nationals as part of the Placing.
An “EU national” means a national of any jurisdiction which is considered to be a “Member State” for the purposes of Article 4 of EU Regulation 1008/2008 (as amended from time to time), including the member states of the European Union, Switzerland, Norway, Iceland and Liechtenstein.
The restrictions announced by the Company in February 2002 will continue to apply to all other Ordinary Shares such that the acquisition of Ordinary Shares by non-EU nationals will result in the issuance of a restricted share notice compelling the non-EU national to sell the relevant Ordinary Shares to an EU national within 21 days of the date of issuance (a “Restricted Share Notice”). These restrictions will also apply to the transfer/sale of any Placing Shares by a placee to a non-EU national after the settlement of the Placing Shares whereby such transfer/sale will immediately result in the issuance of a Restricted Share Notice to the transferee/purchaser. As a result, non-EU nationals are effectively prohibited from purchasing Ordinary Shares (including any Placing Shares from any of the placees) for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be amended/removed.
In the event of a “hard” Brexit, the measures announced by the Company on March 11, 2019 to ensure continued compliance with the airline ownership and control requirements of EU Regulation 1008/2008 shall apply to all Ordinary Shares (including any Placing Shares) held by or on behalf of non-EU (including UK) nationals (including placees) from the date on which UK nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008. Such Ordinary Shares will be treated as “Restricted Shares” under the Company’s Articles of Association and the registered holder(s) of such Restricted Shares shall not be entitled to attend, speak or vote at any general meeting of the Company.

IMPORTANT NOTICES
Members of the public are not eligible to take part in the Placing. All offers of the Placing Shares will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to produce a prospectus for offers of the Placing Shares. This Announcement is directed only at and may only be communicated to: (A) persons in a Member State of the European Economic Area who are qualified investors (“Qualified Investors”) within the meaning of Article 2(e) of the Prospectus Regulation; or (B) in the United Kingdom, Qualified Investors who are also (I) persons having professional experience in matters relating to investments who fall within the definition of “investment professional” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the United Kingdom, as amended (the “Order”), (II) persons who fall within Article 49(2)(a) to (d) (“High Net Worth Companies, Unincorporated Associations, etc”) of the Order, or (III) persons to whom it may otherwise be lawfully communicated ; or (C) persons to whom it may otherwise be lawfully communicated (all such persons referred to in (A), (B) and (C) above together being referred to as “Relevant Persons”).
This Announcement must not be acted on or relied on by persons who are not Relevant Persons. Persons distributing this Announcement must satisfy themselves that it is lawful to do so. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This Announcement is for information purposes only and shall not constitute an offer to sell or issue or the solicitation of an offer to buy, subscribe for or otherwise acquire securities in any jurisdiction in which any such offer or solicitation would be unlawful. Any failure to comply with this restriction may constitute a violation of the securities laws of such jurisdictions. Persons needing advice should consult an independent financial adviser.
This Announcement is not a prospectus, disclosure document or offering document under the law of any jurisdiction.
This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the Securities Act (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration.  No public offering of securities is being made in the United States.
This Announcement and the information contained herein is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part, in, into or from Australia, Canada, Japan, New Zealand, the Republic of South Africa or any other state or jurisdiction in which the same would be restricted, unlawful or unauthorised (each a “Restricted Territory”). In addition, the offering of the Placing Shares in certain jurisdictions may be restricted by law. This Announcement is for information purposes only and does not constitute an offer to buy, sell, issue, acquire or subscribe for, or the solicitation of an offer to buy, sell, issue, acquire or subscribe for shares in the capital of the Company in any Restricted Territory or to any person to whom it is unlawful to make such offer or solicitation. No action has been taken by the Company that would permit an offering of such shares or possession or distribution of this Announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this Announcement comes are required by the Company to inform themselves about, and to observe, such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

The information in this Announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution, reproduction, or disclosure of this information in whole or in part is unauthorised. Failure to comply with this directive may result in a violation of applicable securities laws.
Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any ‘manufacturer’ (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that such Placing Shares are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom.
The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase or take any other action whatsoever with respect to the Placing Shares. Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

This Announcement contains (or may contain) certain forward-looking statements with respect to certain of the Company’s current expectations and projections about future events and the Company’s future financial condition and performance. These statements, which sometimes use words such as “aim”, “anticipate”, “believe”, “may”, “will”, “should”, “intend”, “plan”, “assume”, “estimate”, “expect” (or the negative thereof) and words of similar meaning, reflect the directors’ current beliefs and expectations and involve known and unknown risks, uncertainties and assumptions, many of which are outside the Company’s control and difficult to predict, that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Statements contained in this Announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Many factors could cause actual results, performance or achievements to differ materially from those projected or implied in any forward-looking statements. The important factors that could cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, the macroeconomic environment (including the impact of COVID-19), economic and business cycles, the terms and conditions of the Company’s financing arrangements, foreign currency rate fluctuations, competition in the Company’s principal markets, acquisitions or disposals of businesses or assets and trends in the Company’s principal industries. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this Announcement may not occur. The information contained in this Announcement, including the forward-looking statements, speaks only as of the date of this Announcement and is subject to change without notice and the Company does not assume any responsibility or obligation to, and does not intend to, update or revise publicly or review any of the information contained herein, whether as a result of new information, future events or otherwise, except to the extent required by Euronext Dublin, the Central Bank of Ireland, the FCA, the London Stock Exchange, or by applicable law. No statement in this Announcement is or is intended to be a profit forecast or profit estimate or to imply that the earnings of the Company for the current or future financial years will necessarily match or exceed the historical or published earnings of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: September 3, 2020

By:	/s/ Neil Sorahan
Neil Sorahan
Group Chief Financial Officer